Exhibit 99.1

For More Information Contact:
MEDIA CONTACTS:
Biogen Idec	Elan
Amy Brockelman	Davia B. Temin
Ph: 617 914 6524	Ph: 212 407 5740
Elizabeth Headon
353 1 498 0300

INVESTOR CONTACTS:
Biogen Idec	Elan
Eric Hoffman	Emer Reynolds
Ph: 617 679 2812	Ph: 353 1 709 4000
Chris Burns
800 252 3526

NEW PHARMACOECONOMIC DATA ON TYSABRI DEMONSTRATE SIGNIFICANT
REDUCTION IN STEROID USE AND HOSPITALIZATIONS IN PATIENTS WITH
MULTIPLE SCLEROSIS

Data Presented at Academy of Managed Care Pharmacy’s Educational Conference Also
Highlight Impact of TYSABRI® on Quality of Life and Cost Effectiveness of MS Therapies

Cambridge, MA and Dublin, Ireland - October 6, 2006 - Biogen Idec (NASDAQ: BIIB) and Elan Corporation, plc (NYSE: ELN) announced that data to be presented today at the Academy of Managed Care Pharmacy’s (AMCP) 2006 Educational Conference in Chicago, IL show that in Phase III studies TYSABRI® (natalizumab) therapy significantly reduced corticosteroid use and hospitalizations, and increased the proportion of MS patients with no disease activity. Findings will also be presented that demonstrate the positive impact of TYSABRI on a number of health-related quality of life of measures (QoL) and the cost-effectiveness of MS therapies.

Data Demonstrate TYSABRI Reduced Corticosteroid Use, Hospitalizations and Increases the Proportion of Disease-Free Patients
Data presented today from the AFFIRM monotherapy study (two-year, randomized, multi-center, placebo-controlled, double-blind study of 942 patients conducted in 99 sites worldwide), showed the impact of TYSABRI on two pre-specified endpoints, the annualized rate of relapses requiring corticosteroid use and the annualized rate of hospitalizations due to MS. Data showed there was a 69% relative reduction in the annualized rate of relapses requiring steroids for patients treated with TYSABRI compared to those treated with placebo (0.133 in the TYSABRI group vs. 0.432 in the placebo group(p<0.001)). The study also showed that TYSABRI therapy resulted in a 65% relative reduction in the annualized rate of MS-related hospitalizations over two years (0.034 in the TYSABRI group vs. 0.097 in the placebo group(p<0.001)).

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A post-hoc analysis was also conducted to determine the proportion of patients free of disease activity over two years. To determine this, a retrospective analysis was conducted to evaluate both clinical and magnetic resonance imaging (MRI) measures. Patients with no disease activity were defined as patients who experienced no additional relapses or progression of physical disability and exhibited stable MRI measures without any new gadolinium-enhancing, T2-hyperintense, or T1-hypointense lesions. Data presented today suggest that TYSABRI significantly increased the proportion of disease-free patients by 79% over two years compared with placebo (28% vs. 6%, respectively; p<0.001).

Cost Effectiveness of MS Therapies
A model was constructed by Xcenda, formerly Applied Health Outcomes, to compare the cost per relapse avoided among the five approved disease-modifying MS therapies to treat relapsing forms of MS. Overall cost of therapy was calculated using the US wholesale acquisition drug cost, and costs associated with drug administration, patient monitoring and treatment of relapses. The costs associated with adverse events were not assessed as part of this model.  Effectiveness was defined as the number of relapses avoided with treatment, which was calculated as the number of relapses for a non-treated population multiplied by published relapse rate reductions for the therapies.1  Based on the model developed, the cost per relapse per year avoided was lowest for TYSABRI. The cost per relapse avoided for TYSABRI was between $12,730 and $23,274 lower than that of the other approved disease-modifying therapies.

Data Show TYSABRI Had Improvement in Quality of Life Assessments
Quality of Life (QoL) was assessed using three different measures, the Multiple Sclerosis Quality of Life Inventory (MSQLI), the Short Form-36 Health Survey (SF-36), which is a component of the MSQLI, and a Visual Analogue Scale (VAS). The MSQLI is an MS-specific battery of 10 scales that measure disease impact on QoL, including fatigue, pain, sexual function, bowel and bladder function, visual impairment, mental health and need for social support. The SF-36 is comprised of 36 questions designed to assess patients’ physical and mental well-being. General well-being was also measured using the VAS.

In data presented today from the AFFIRM study, patients in the TYSABRI-treated group realized a significant improvement in physical measures of the SF-36 compared with a decline in the placebo-treated group (p=0.003). A significant improvement was also seen in the mental component of the SF-36 in patients treated with TYSABRI compared with a decline in the placebo-group (p=0.011). Significant benefits were also seen using the VAS (p=0.007).

About TYSABRI
In the US, TYSABRI is approved as a monotherapy treatment for relapsing forms of MS. TYSABRI increases the risk of progressive multifocal leukoencephalopathy (PML), an opportunistic viral infection of the brain that usually leads to death or severe disability. Patients should be monitored at regular intervals for any new or worsening signs or symptoms suggestive of PML. Because of the increased risk of PML, TYSABRI is generally recommended for patients who have had an inadequate response to, or are unable to tolerate, alternate MS

1 The relapse reduction rates used were: TYSABRI was 67%, AVONEX (Interferon beta-1a IM) 32%, Betaseron® (Interferon beta-1b) 34%, Copaxone® (glatiramer acetate) 29%, and Rebif® (Interferon beta-1a SC) 32%.

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therapies. It is available in the US only through a restricted distribution program called the TOUCH Prescribing Program. According to product labeling, after two years, TYSABRI treatment led to a 67% relative reduction (p<0.001) in the annualized relapse rate compared to placebo and reduced the relative risk of disability progression by 42% (p<0.001). TYSABRI treatment also resulted in sustained and statistically significant reductions in brain lesion activity as measured by MRI. Changes in MRI findings often do not correlate with changes in the clinical status of patients (e.g., disability progression). The prognostic significance of the MRI findings in these studies has not been evaluated.

In the European Union, TYSABRI is indicated as a single disease-modifying therapy in highly active relapsing-remitting MS patients. Because of the increased risk of PML, it is for patients with high disease activity despite treatment with a beta-interferon or in patients with rapidly evolving severe relapsing-remitting MS. According to product labeling in the EU, after two years, TYSABRI treatment led to a 68% relative reduction (p<0.001) in the annualized relapse rate compared to placebo and reduced the relative risk of disability progression by 42-54% (p<0.001).

Serious adverse events that occurred in TYSABRI-treated patients included hypersensitivity reactions (e.g., anaphylaxis), infections, depression and gallstones. In MS trials, the incidence and rate of other serious and common adverse events, including the overall incidence and rate of infections, were balanced between treatment groups. Herpes infections were slightly more common in patients treated with TYSABRI. Serious opportunistic and other atypical infections have been observed in TYSABRI-treated patients, some of whom were receiving concurrent immunosuppressants. Common adverse events reported in TYSABRI-treated patients include headache, fatigue, infusion reactions, urinary tract infections, joint and limb pain, lower respiratory infections, rash, gastroenteritis, abdominal discomfort, vaginitis, and diarrhea.

For more information about TYSABRI please visit www.tysabri.com, www.biogenidec.com or www.elan.com, or call 1-800-456-2255.

About Biogen Idec
Biogen Idec creates new standards of care in oncology, neurology and immunology. As a global leader in the development, manufacturing, and commercialization of novel therapies, Biogen Idec transforms scientific discoveries into advances in human healthcare. For product labeling, press releases and additional information about the company, please visit www.biogenidec.com.

About Elan
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit www.elan.com.

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Safe Harbor/Forward Looking Statements
This press release contains forward-looking statements regarding TYSABRI. These statements are based on the companies’ current beliefs and expectations. The commercial potential of TYSABRI is subject to a number of risks and uncertainties. Factors which could cause actual results to differ materially from the companies’ current expectations include the risk that we may be unable to adequately address concerns or questions raised by FDA or other regulatory authorities, that concerns may arise from additional data, that the incidence and/or risk of PML or other opportunistic infections in patients treated with TYSABRI may be higher than observed in clinical trials, or that the companies may encounter other unexpected hurdles. Drug development and commercialization involves a high degree of risk. For more detailed information on the risks and uncertainties associated with the companies’ drug development and other activities, see the periodic and current reports that Biogen Idec and Elan have filed with the Securities and Exchange Commission. The companies assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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